ALLIED GOLD LIMITED
ACN 104 855 067

24 October 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ALLIED INCREASES RESOURCES TO 3 MILLION OUNCES

HIGHLIGHTS

- **Allied Gold Limited is pleased to announce an increase of approximately 611,000 ounces in gold resources at the Sorowar deposit. The mineralisation remains open.**
- **This additional 611,000 ounces now brings the total Simberi gold resources including Inferred, Indicated, and Measured for all material types to approximately 3 million ounces.**
- **Drilling at Pigiput East has defined a thick mineralised oxide zone that will be subject of a resource estimate to be reported in December 2008.**
- **Barrick Gold, currently undertaking exploration over Tatau and Tabar Islands, has positioned a diamond drill at the Tupinda prospect and will commence drilling next week.**

Simberi Resource Upgrade

Sorowar Deposit

Assay results from exploration drilling carried out in and around the Sorowar deposit have been used to undertake a new resource estimate. The drilling commenced in February 2008 and focused on three areas consisting of SE Sorowar, NW Sorowar and Sorowar West. Collectively 15,658 metres of drilling from 174 holes were used in combination with the existing drillholes in the database to generate the new resource estimate.

The previous quoted (2006) Sorowar Inferred, Indicated, and Measured Resource using a 0.5g/t gold cutoff grade was 37Mt at 1.05g/t gold for approximately 1.258 million ounces. This recent resource estimate has resulted in an additional 611,000 ounces.

The new Inferred, Indicated and Measured Resource estimate above 0.5g/t gold is 59.3Mt at 0.98g/t for a total of 1.869 million ounces. This new estimate is compared with the previous estimate in (Table 1) below.

		October 2008			June 2006		
Domain	Class	Mt	Au g/t	Koz	Mt	Au g/t	Koz
oxide	measured	7.91	1.30	330	7.96	1.28	328
	indicated	8.27	1.04	276	4.97	1.20	192
	inferred	4.15	1.10	147	4.52	1.11	161
oxide total		**20.32**	**1.15**	**754**	**17.45**	**1.21**	**681**
transition	measured	0.30	1.28	12	0.32	1.22	13
	indicated	1.11	1.28	45	1.06	1.27	43
	inferred	0.41	1.08	14	0.33	1.32	14
transition total		**1.81**	**1.24**	**72**	**1.71**	**1.27**	**70**
sulphide	measured	0.93	0.89	27	0.86	0.90	25
	indicated	4.77	0.90	138	3.34	0.94	101
	inferred	28.55	0.87	799	12.14	0.84	328
sulphide total		**34.25**	**0.87**	**963**	**16.34**	**0.86**	**454**
transition pods	measured	0.26	1.06	9	0.32	1.24	13
	indicated	0.21	0.92	6	0.28	1.44	13
	inferred	0.12	0.80	3	0.06	1.00	2
transition pods total		**0.59**	**0.96**	**18**	**0.66**	**1.30**	**28**
sulphide pods	measured	0.38	1.02	12	0.41	0.83	11
	indicated	0.87	0.84	24	0.23	0.77	6
	inferred	0.96	0.72	22	0.06	0.63	1
sulphide pods total		**2.22**	**0.82**	**58**	**0.70**	**0.79**	**18**
transition pods type 2	measured						
	indicated	0.11	0.95	3			
	inferred				0.22	1.12	8
transition pods type 2 total		**0.11**	**0.95**	**3**	**0.22**	**1.12**	**8**
grand total		**59.30**	**0.98**	**1869**	**37.08**	**1.05**	**1258**

Table 1: Sorowar resources above 0.5g/t gold, current estimate compared to 2006 estimate

The new resource estimate resulted in increases in both oxide and sulphide resources of all categories, totalling approximately 73,000 ounces and 550,000 ounces respectively, as indicated in table 2 below. This is slightly offset by a 12,000 ounce decrease in the total transition resource ounces due to changes in modelling.

Material	October 2008			June 2006			Difference to 2006		
all classes	Mt	Au g/t	Koz	Mt	Au g/t	Koz	Mt	Au g/t	Koz
Oxides	20.32	1.15	754	17.45	1.21	681	2.87	0.79	73
Transitional	2.51	1.16	94	2.59	1.27	105	-0.08	4.87	-12
Sulphide	36.46	0.87	1021	17.04	0.86	472	19.42	0.88	550
Total	**59.30**	**0.98**	**1869**	**37.08**	**1.05**	**1258**	**22.22**	**0.86**	**611**

Table 2: Sorowar resources by material type above 0.5g/t gold, current estimate compared to 2006 estimate

With the resource increase at Sorowar, the total Simberi resource estimate now stands at approximately 3 million ounces of gold in combined inferred, indicated and measured material, an increase of 0.6 million ounces over the previous 2006 estimate (Table 3).

Based on the results of this program, it is concluded that oxide mineralisation is limited outside the Sorowar pit. The SE Sorowar area contributed the largest proportion of the additional resources (which is illustrated in Figure 1).


211,000 mN
44,000 mE
44,500 mE
N
NW SOROWAR
SOROWAR DEPOSIT
2008 RESOURCE
RESOURCE FOOTPRINT
2006 ENVELOPE
300m
210,500 mN
210,000 mN
WEST SOROWAR
2008 ENVELOPE
SE SOROWAR
209,500 mN

Figure 1: Resource footprints 2006 & 2008

The recent exploration at Sorowar was focussed on delineating potentially open pittable mineralisation. While this was largely successful, the results confirm the presence of deeper sulphide gold mineralisation as reported recently (ASX release dated 9th October 2008) that will require additional drilling to fully define.

The 2008 drilling program did not extend to some areas due to access restrictions associated with steep topography. Mineralisation in these areas is still untested. However, as the Sorowar pit is developed, access to these steep areas will become available and further oxide and sulphide definition drilling will be carried out.

The current total sulphide resource estimate now stands at 47Mt at 1.19g/t gold for 1.805 million ounces, as set out in (Table 3) below.

SIMBERI TOTAL MINERAL RESOURCES OCTOBER 2008 - Above 0.5g/t Au

Simberi	Measured			Indicated			Inferred			All Categories		
Material all Deposits	**Mt**	**g/t Au**	**Koz**	**Mt**	**g/t Au**	**Koz**	**Mt**	**g/t Au**	**Koz**	**Mt**	**g/t Au**	**Koz**
Oxide	10.11	1.35	439	10.50	1.05	356	8.65	1.08	300	29.26	1.16	1095
Transitional	0.56	1.18	21	1.43	1.20	55	0.68	1.07	23	2.67	1.16	100
Sulphide	1.31	0.93	39	5.67	0.90	163	40.15	1.24	1602	47.12	1.19	1805
Total Resource	**11.97**	**1.30**	**500**	**17.60**	**1.01**	**574**	**49.48**	**1.21**	**1926**	**79.06**	**1.18**	**3000**

Table 3: Total Simberi gold resources by material type

As previously reported, the second stage of development of Simberi Gold Project is the development of a sulphide circuit. This recent resource increase will move towards the development of the sulphides.

Pigiput Deposit

The company is continuing with the drilling at Pigiput and as previously reported (ASX announcement 3rd October 2008) has encountered a new mineralised zone at Pigiput East. This area is still being drilled. The prospect currently extends over an area of approximately 350m x 200m and is located east of the planned Pigiput oxide pit (Figures 2 and 3). The drilling to date has defined a deep oxidised zone exceeding 50m. A resource estimate of the Pigiput East mineralisation will be completed by December 2008.



ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIPUT
Drillholes 2008
N
125m
209,250 mN
209,000 mN
208,750 mN
44,250 mE
44,500 mE
44,750 mE
SULPHIDE TARGET
PIGIPUT NORTH
OXIDE TARGET
PIGIPUT EAST
Sulphide Ore Outline @ 75m RL
Pigiput Pit Design
C
C'
Existing Pigiput Pit Outline
Sulphide Ore Outline @ 75m RL
2008 Drillhole Collars

Figure 2: Pigiput East drill hole location plan


N
C
C'
200RL
100RL
RC409
RC1644
RC1651
RC1560
PIGIPUT EAST SCHEMATIC SECTION
44675mE
50m
Au assay histogram
> 0.5 g/t
209200N
209100N
209000N
208900N
208800N

Figure 2: Pigiput East schematic cross section

Barrick Gold Joint Venture

Barrick Gold have positioned the diamond drill that recently arrived on Tabar Island at the Tupinda gold-copper prospect, and expect to commence drilling in the next few days. The Tupinda prospect is located within an extinct collapsed volcanic caldera. Previous exploration has defined gold-silver-arsenic and gold-copper- molybdenum soil anomalies.

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc. M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears

The information in this Stock Exchange Announcement that relates to Mineral Resources estimates for Sorowar, Pigiput Bekou and Pigicow has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource.



150°00'E
153°00'E
LIHIR GOLD MINE
Production 650,000oz pa
Resources 42Moz
SIMBERI GOLD MINE
Production 84,000oz pa
Resources 3.0Moz
2°00'S
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

Simberi contains measured, indicated and inferred mineral resources of approximately 3.0 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island. This will be achieved by defining additional oxide resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of 84,000 ounces, and to generate and drill test gold and base metals targets identified on the nearby Tatau and Big Tabar islands. As at June 2008, exploration on Tatau and Big Tabar Islands is being undertaken by Barrick Gold as part of a JV arrangement with Allied.